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                             June 14, 2021

       Michael McConnell
       Chief Executive Officer
       EzFill Holdings, Inc.
       2125 Biscayne Blvd, #309
       Miami, Fl. 33137

                                                        Re: EzFill Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 1, 2021
                                                            File No. 333-256691

       Dear Mr. McConnell:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Dilution, page 13

   1. It appears you have included goodwill in the determination of net tangible book value.
                                                        Please revise or
otherwise advise.
   2. Please revise the net tangible book value per share as of March 31, 2021 in the second sentence to agree with
the $(0.14) per share disclosed elsewhere.
   3. Please reconcile the pro forma net tangible book value per share of $1.13 disclosed in the third paragraph to the
$1.05 per share disclosed in the table.
 Michael McConnell
FirstName  LastNameMichael McConnell
EzFill Holdings, Inc.
Comapany
June       NameEzFill Holdings, Inc.
     14, 2021
June 14,
Page 2 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
15

4. We note your response to prior comment 3. Please disclose that delivery fees, including one-time delivery fees and monthly subscription fees, minimally contribute to revenue, and that their contribution has been decreasing in the periods being presented.
         See Section III of SEC Release No. 33-8350.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tatanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services